JERRITT CANYON CONTINUES TO YIELD EXCITING EXPLORATION RESULTS AS
REPORTED BY YUKON-NEVADA GOLD CORP.

Vancouver, BC – May 6, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce additional assay results from its 2008 surface exploration drilling at its wholly-owned, gold production Jerritt Canyon property in Nevada, USA. Drilling from surface has continued to both extend mineralization beyond known resources and beyond previously identified mineralized zones. All drill holes referenced in this release were drilled from April 28 to July 11, 2008, and for which final assay reports were received by April 17, 2009 and are shown in the accompanying two maps which can also be found on our website: http://www.yukon-nevadagold.com/s/NewsReleases.asp.

Significant drill hole assays from the 2008 surface exploration drilling are presented in Table 1 below. Drill results are from the Smith Mine-Mahala Basin, Starvation Canyon, and Marlboro Canyon areas.

Smith Mine - Mahala Basin:
USB-077A, a reverse-circulation drill hole in the Mahala Basin, contained an interval of 30.0 feet (9.1 m) averaging 0.173 ounces of gold per ton (5.92 gpt); this interval starts at 1,100.0 feet (335.4 m) and occurs approximately 3,100 feet (945 m) northwest along strike and at approximately the same elevation as the Zone 4 workings in the Smith Mine.

SH-1188AC, a core hole in the West Coulee zone, and SH-1202, a reverse circulation hole in the West Dash Zone, contain intervals of 5.0 feet averaging 0.209 ounces of gold per ton (7.17gpt) and 0.160 ounces of gold per ton (5.48 gpt), respectively.

Marlboro Canyon:
NF-971, a reverse circulation drill hole that was drilled 57 feet northwest of the previously released intercept encountered in hole NF-964 (25 feet of 0.230 opt Au as reported in the July 10, 2008 press release) in the Alchem East Zone near the Marlboro Canyon deposit contained an interval of 20.0 feet (6.1 m) of 0.209 ounces of gold per ton (7.16 gpt) starting at 865.0 feet (263.7 m). The Alchem East Zone will deserve additional attention in future district-wide exploration programs.

Starvation Canyon:
Resources defined in Starvation Canyon are 199,900 ounces of gold contained in Indicated resources grading 0.287 oz/T gold as reported in the NI 43-101 resource estimate dated April 16, 2008. Reverse circulation drill hole TJ-349 is located about 20 feet northwest of the defined Starvation Resource and contained an interval of 15.0 feet (4.6 m) of 0.175 ounces of gold per ton (5.99 gpt) starting at 165.0 feet (50.3 m). TJ-320, also a reverse circulation drill hole is located 640 feet to the southeast of the existing resource boundary along the same mineralization trend and contained 5.0 feet (1.5 m) of 0.177 ounces of gold per ton (6.07 gpt) starting at 970.0 feet (295.7 m). This intercept opens up additional exploration opportunities adjacent to the existing Starvation Canyon resource that is currently in the permitting phase.

Graham Dickson, the President and CEO of Yukon-Nevada Gold Corp., stated that, “These results show that there is substantial potential for Jerritt Canyon mineralization to be discovered well beyond the limits of defined ore zones and therefore we can expect the life of mine to follow suit.”

Table 1. Surface drill hole assays received from June 30, 2008 to April 17, 2009 from the
Jerritt Canyon property.

Hole ID	Zone	From (ft)	From (m)	To (ft)	To (m)	Interval (ft)	Interval (m)	Au (opt)	Au (g/t)
USB-077A	Upper Stump Basin	1100.0	335.4	1130.0	344.5	30.0	9.1	0.173	5.92
SH-1188AC	West Coulee	1505.0	458.8	1510.0	460.4	5.0	1.5	0.209	7.16
SH-1202	West Dash	460.0	140.2	465.0	141.8	5.0	1.5	0.160	5.48
NF-971	Alchem East	865.0	263.7	875.0	269.8	20.0	6.1	0.209	7.16
TJ-349	Starvation Canyon	165.0	50.3	180.0	54.9	15.0	4.6	0.175	5.99
TJ-320	Starvation Canyon	970.0	295.7	975.0	297.3	5.0	1.5	0.177	6.07

Note that the drill intercepts reported above are not included in the data used in the April 16, 2008 NI 43-101 resource. In 2008 a total of 113,120 feet in 108 surface holes (mostly exploration) were drilled throughout the Jerritt Canyon property. Assays from an additional 32 surface holes received after June 30, 2008 contained no significant assays > 0.15 oz/T. A complete table of updated assay results for the 2008 surface drilling program may be found on our website: http://www.yukon-nevadagold.com/i/pdf/JC-SRF-DrillData-Apr-17-09.pdf.

Assays from the surface exploration holes reported in this news release were by ALS Chemex, North Vancouver, BC, using standard fire assay techniques. Intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated April 16, 2008 and is available on www.sedar.com and on our website: http://www.yukon-nevadagold.com/s/JerrittCanyon.asp?ReportID=195388.

This News release was reviewed and approved by the Company’s Senior Geologist, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

     This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.